Exhibit 4.1
CERTIFICATE OF DESIGNATION
OF
PREFERRED STOCK
OF
LIGHTING SCIENCE GROUP CORPORATION

To Be Designated
Series C Preferred Stock

Pursuant to Section 151(g) of the
General Corporation Law of the State of Delaware

     The undersigned DOES HEREBY CERTIFY that the following resolution was duly adopted by the Board of Directors (the “Board of Directors”) of Lighting Science Group Corporation, a Delaware corporation (the “Corporation”), at a meeting duly convened and held, at which a quorum was present and acting throughout:
     RESOLVED, that pursuant to the authority conferred on the Board of Directors by the Corporation’s Certificate of Incorporation, the issuance of a series of preferred stock, par value $0.001 per share, of the Corporation which shall consist of 251,739 shares of preferred stock be, and the same hereby is, authorized; and the Chairman and Chief Executive Officer of the Corporation be, and he hereby is, authorized and directed to execute and file with the Secretary of State of the State of Delaware a Certificate of Designation of Preferred Stock of the Corporation fixing the designations, powers, preferences and rights of the shares of such series, and the qualifications, limitations or restrictions thereof (in addition to the designations, powers, preferences and rights, and the qualifications, limitations or restrictions thereof, set forth in the Certificate of Incorporation which may be applicable to the Corporation’s preferred stock), as follows:
     1. Number of Shares; Designation. A total of 251,739 shares of preferred stock, par value $0.001 per share, of the Corporation are hereby designated as Series C Preferred Stock (the “Series”). Shares of the Series (“Preferred Shares”) will be issued pursuant to the terms of the Letter Agreement, dated as of December 31, 2008 by and between the Corporation and Morrison & Foerster LLP and the Letter Agreement dated as of December 31, 2008 by and between the Corporation and Haynes and Boone, LLP, a copy of which will be provided to any stockholder of the Corporation upon request therefor.
     2. Rank. The Series shall, with respect to rights (including to redemption payments) upon liquidation, dissolution or winding-up of the affairs of the Corporation, rank:
(i)	Senior and prior to the Common Stock, par value $0.001 per share, of the Corporation (the “Common Stock”), and any additional series of preferred stock which may in the future be issued by the Corporation and are designated in the amendment to the Certificate of Incorporation or the certificate of designation establishing such additional preferred stock as ranking junior to the Preferred Shares. Any shares of the Corporation’s Capital Stock which are junior to the Preferred Shares with respect to rights (including to redemption payments) upon liquidation, dissolution or winding-up of the affairs of the Corporation are hereinafter referred to as “Junior Liquidation Shares.”

(ii)	Pari passu with the 6% Convertible Preferred Stock of the Corporation (the “6% Preferred”) and any additional series of preferred stock which may in the future be issued by the Corporation and are designated in the amendment to the Certificate of Incorporation or the certificate of designation establishing such additional preferred stock as ranking equal to the Preferred Shares or which do not state they are Junior Liquidation Shares or Senior Liquidation Shares (as defined below). Any shares of the Corporation’s Capital Stock which are equal to the Preferred Shares with respect to rights (including to redemption payments) upon liquidation, dissolution or winding-up of the affairs of the Corporation are hereinafter referred to as “Parity Liquidation Shares.”

(iii)	Junior to any additional series of preferred stock which may in the future be issued by the Corporation and are designated in the amendment to the Certificate of Incorporation or the certificate of designation establishing such additional preferred stock as ranking senior to the Preferred Shares. Any shares of the Corporation’s Capital Stock which are senior to the Preferred Shares with respect to rights (including to redemption payments) upon liquidation, dissolution or winding-up of the affairs of the Corporation are hereinafter referred to as “Senior Liquidation Shares.”
     3. Dividends. Dividends may be declared and paid on the Preferred Shares from funds legally available therefor as and when determined by the Board of Directors. The Series shall, with respect to the payment of dividends, rank pari passu with the Common Stock; provided, however, that for the avoidance of doubt the 8% accrual on the Preferred Shares payable upon a Liquidation Event shall nonetheless have the priority set forth in paragraph 4 below.
     4. Liquidation.
     (a) The liquidation value per Preferred Share, in case of the voluntary or involuntary liquidation, dissolution or winding-up of the affairs of the Corporation, shall be an amount equal to (i) $12.75 per share (the “Purchase Price”), subject to adjustment in the event of a stock split, stock dividend or similar event applicable to the Series, plus (ii) an amount accruing at the rate of 8% per annum on the Purchase Price, from the date of original issuance and compounding annually (the sum of the foregoing clauses (i) and (ii) being hereinafter referred to as the “Liquidation Value”).
     (b) In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Corporation (a “Liquidation Event”), the Holders (i) shall not be entitled to receive the Liquidation Value of the shares held by them until the liquidation value of all Senior Liquidation Shares shall have been paid in full, and (ii) shall be entitled to receive the Liquidation Value of such shares held by them in preference to and in priority over any distributions upon the Junior Liquidation Shares. Upon payment in full of the Liquidation Value to which the Holders are entitled, the Holders will not be entitled to any further participation in any distribution of assets by the Corporation. If the assets of the Corporation are not sufficient to pay in full the Liquidation Value payable to the Holders and the liquidation value payable to the holders of any Parity Liquidation Shares, the holders of all such shares shall share ratably in such distribution of assets in accordance with the amounts that would be payable on the distribution if the amounts to which the Holders and the holders of Parity Liquidation Shares are entitled were paid in full.
     (c) For purposes of this paragraph 4, a Change of Control shall be treated as a Liquidation Event and shall entitle each Holder to receive, upon the consummation of such Change of Control, and at such Holder’s option, cash in an amount equal to the Liquidation Value of such Holder’s Preferred Shares. Additionally, for purposes of this paragraph 4, a repurchase of any Preferred Shares by the Corporation shall be treated as a Liquidation Event and shall entitle each Holder of such repurchased

Preferred Shares to receive, upon the consummation of the repurchase, cash in an amount equal to the Liquidation Value of such Holder’s Preferred Shares.
     (d) The Corporation shall, no later than the date on which a Liquidation Event occurs, deliver written notice of any Liquidation Event to the Holders, stating the payment date or dates when and the place or places where the amounts distributable in such circumstances shall be payable, not less than 30 days prior to any payment date stated therein, to each Holder.
     5. Conversion. Holders of the Preferred Shares shall have no right to exchange or convert such shares into any other securities.
     6. Status of Shares. All Preferred Shares that are at any time repurchased by the Corporation and subsequently canceled by the Board of Directors, shall be retired and shall not be subject to reissuance.
     7. Voting Rights. Each holder of shares of the Series shall be entitled to 15 votes per Preferred Share and shall have voting rights and powers equal to the voting rights and powers of the Common Stock (except as otherwise expressly provided herein or as required by law), voting together with the Common Stock as a single class and shall be entitled to notice of any stockholders’ meeting in accordance with the Bylaws of the Corporation. Fractional votes shall not, however, be permitted, and any fractional voting rights (after aggregating all shares into which shares of the Series held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward). Notwithstanding the foregoing, no holder of shares of the Series shall be entitled to vote on any matters until ninety (90) days after the date of issuance of any Preferred Shares.
     8. Restrictions and Limitations.
     So long as any Preferred Shares remain outstanding, the Corporation shall not, without the vote or written consent by the holders of at least a majority of the outstanding Preferred Shares, voting together as a single class:
(i)	Redeem, purchase or otherwise acquire for value (or pay into or set aside for a sinking or other analogous fund for such purpose) any share or shares of its Capital Stock, except for (a) a transaction in which all outstanding shares of Preferred Stock are concurrently redeemed, purchased or otherwise acquired, (b) conversion into or exchange for shares of Capital Stock of the Corporation that are both (x) Junior Liquidation Shares, and (y) no greater than pari passu with the Preferred Shares with respect to the payment of dividends, or (c) the redemption of the 6% Preferred when due pursuant to the terms of this Restated Certificate of Incorporation; provided, however, that this restriction shall not apply to the repurchase of shares of Common Stock from employees, officers, directors, consultants or other persons performing services for the Corporation or any subsidiary pursuant to agreements under which the Corporation has the option to repurchase such shares at cost or at cost plus interest at a rate not to exceed nine percent (9%) per annum, or, if lower than cost, at fair market value, upon the occurrence of certain events, such as the termination of employment; and provided further, that the total amount applied to the repurchase of shares of Common Stock shall not exceed $100,000 during any twelve month period;

(ii)	alter, modify or amend (whether by merger or otherwise) the terms of the Series in any way;

(iii)	create (whether by merger or otherwise) any new series or class of Capital Stock ranking pari passu with or having a preference over the Series as to redemption or distribution of assets upon a Liquidation Event;

(iv)	increase (whether by merger or otherwise) the authorized number of shares of the Series;

(v)	re-issue (whether by merger or otherwise) any Preferred Shares which have been converted in accordance with the terms hereof;

(vi)	issue (whether by merger or otherwise) any securities of the Corporation ranking pari passu with or senior to Preferred Shares as to rights upon a Liquidation Event;

(vii)	issue (whether by merger or otherwise) any shares of the Series except pursuant to the terms of the Exchange and Contribution Agreement;

(viii)	enter into any definitive agreement or commitment with respect to any of the foregoing; or

(ix)	cause or permit any Subsidiary to engage in or enter into any definitive agreement or commitment with respect to any of the foregoing.
     In the event that the Holders of at least a majority of the outstanding Preferred Shares agree to allow the Corporation to alter or change the rights, preferences or privileges of the Series pursuant to applicable law, no such change shall be effective to the extent that, by its terms, such change applies to less than all of the Preferred Shares then outstanding.
     9. Certain Definitions. As used in this Certificate, the following terms shall have the following respective meanings:
     “Affiliate” of any specified person means any other person directly or indirectly controlling or controlled by or under common control with such specified person. For purposes of this definition, “control” when used with respect to any person means the power to direct the management and policies of such person, directly or indirectly, whether through the ownership of voting securities or otherwise; and the term “controlling” and “controlled” having meanings correlative to the foregoing.
     “Capital Stock” of any person or entity means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in the common stock or preferred stock of such person or entity, including, without limitation, partnership and membership interests.
     “Change of Control” means the existence or occurrence of any of the following: (a) the sale, conveyance or disposition of all or substantially all of the assets of the Corporation (other than pursuant to a joint venture arrangement or other transaction in which the Corporation receives at least fifty percent (50%) of the voting equity in another entity or a general partnership); (b) the effectuation of a transaction or series of related transactions in which more than fifty percent (50%) of the voting power of the Corporation is disposed of (other than as a direct result of normal, uncoordinated trading activities in the Common Stock generally); (c) the consolidation, merger or other business combination of the Corporation with or into any other entity, immediately following which the prior stockholders of the Corporation fail to own, directly or indirectly, at least fifty percent (50%) of the voting equity of the surviving entity; (d) a transaction or series of transactions in which any Person or “group” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) acquires more than fifty percent (50%) of the voting equity of the Corporation; (e) the replacement of a majority of the Board of Directors with individuals who were not nominated or elected by at least a majority of the directors at the time of such replacement; or (f) a transaction or series of transactions that constitutes or results in a “going private transaction” (as defined in Section 13(e) of the Exchange Act and the regulations of the Commission issued thereunder).

     “Holder” means any holder of Preferred Shares, all of such holders being the “Holders.”
[signature page follows]

     IN WITNESS WHEREOF, the Corporation has caused this Certificate to be duly executed on its behalf by its undersigned Chairman and Chief Executive Officer as of December 31, 2008.

By:	/s/ Govi Rao
	Name:	Govi Rao
	Title:	Chairman, Chief Executive Officer

Signature Page to Certificate of Designation of Series C Preferred Stock